Exhibit G

Army-Navy

Stand-alone projections for Navy:

What’s 3-year plan to increase revenues? Why does market-data revenue fall?

What is the market forecast that underlies the growth projections?

Why are most expense categories expected to decline?

What is the plan for decreasing SIAC costs by $73mm?

Is a 176% growth rate in operating income realistic?

Why is Navy’s growth rate in operating income so much higher than Army’s?

Do the stand-alone projections include the revenues and costs from building and operating the “hybrid model”?

Stand-alone projections for Army:

What accounted for the big jump in Army’s earnings in ‘04 (any unsustainable “window dressing”?)

Why does earnings growth slow in ‘05 and then accelerate again in subsequent years?

What are the assumptions for market conditions and market shares that underlie the revenue projections?

What are the expected sources of growth in market share and revenues (eg, products, clients, competitors, geographic regions, market conditions)?

How much of Army’s stand-alone growth is forecasted to come from inroads vs. the NYSE?

Why will expenses for clearance, brokerage and exchange decline so sharply in the absence of a merger?

Is it realistic to expect net earnings to grow 42% p.a. in such a competitive market?

What’s the relative vulnerability of Army’s revenue growth vs. Navy’s?

Consolidated projections:

Depict the impact of the consolidation on market share, revenues and expenses Show:

•	the purchase price for Army,

•	the relative P/Es of Army and Navy and the impact on Navy’s pro forma EPS

•	the balance sheets and cash flows of Army/Navy and the combined entity

•	the NPV and IRR of the acquisition to Navy’s owners

Include sensitivity of the forecasts to various market conditions and trends in share and pricing.

Is it realistic to expect the ratio of comp/net income to decline so markedly?

What are the projected expenses for “locking up” managers and employees? How much stock will be granted to management?

Considerations:

Does the NYSE have the management capability and depth to handle the merger?

Have we considered the extent to which the merger might distract the NYSE’s management from implementing its operating plan and shoring up its core business—including rationalizing SIAC, improving controls (e.g., 404), strengthening its business continuity, introducing the hybrid model onto the Floor, etc.?

If the NYSE were to implement the hybrid model successfully as a stand-alone entity, would it be able to capture substantial share from Army and other ECNs without the need for this merger? (We should see a comparison between the expected results of a stand-alone strategy and a merger strategy.)

How will the combined company cope with the substantial challenges of operating from Chicago and New York while trying to integrate strategy, management, technology, marketing, cost control, compliance, etc.?

Can we successfully implement fundamental changes in the NYSE’s legal structure and trading model (with all the political, regulatory, technological and marketing challenges those entail) while also consummating a major acquisition?

The new management team of the NYSE is excellent, but not yet deep. Adding some senior leadership from Army might help, but will be another challenge in itself.

What will be the new management structure and the roles of key individuals?

To what extent will we try to merge the cultures, technologies, marketing, compliance, administrative functions, etc., and in what time frame? What is our plan for achieving the required mutual respect, communication, common values, etc?

The proposed merger could produce significant strategic benefits and may not be available later, but given everything else that we are trying to do, is this the right time to take on such a challenge?

Army-Navy 2 (questions from Army’s 10-K)

Eight of Army’s top 10 sources of volume are Army’s shareholders. How do we expect those sources to react if we acquire Army?

Would we be acquiring one exchange (for which Army recently agreed to pay $50mm) and one SRO that we don’t need?

Army’s payments for liquidity (a direct expense) are growing faster than its revenues. In view of intensifying price competition, how can we expect that trend to reverse?

Army’s routing charges decreased last year, largely because its percentage of internally matched customer orders rose to about 87%. How confident are we that its algorithm for automatically routing orders to the best price internally or externally is impartially selecting internal vs. external opportunities to get the best price? Has that algorithm been changed in the last 1-2 years? We should carefully review the algorithm to make sure it complies with Army’s promise of best price available in any market.

Army claims that it “provide(s) customers with the best price execution across multiple market centers by routing customer orders to other market centers displaying better prices than those available if the orders were only matched internally.” Yet it also states that “we may face substantial difficulties in attempting to increase our market share in NYSE-listed securities trading” because the trade-through rule “generally prohibits ‘trading “through’ a better price, which occurs when a market center ignores a better buy or sell order disseminated on a competing market center.” Those statements seem contradictory to me, but maybe I’m missing something.

Army states that enactment of NMS could have adverse impacts on its market share and revenues and could benefit exchanges with high shares of volume (ie, the NYSE). Can we estimate those effects now that NMS has been approved?

Army states that the maximum capacity of its system is 10mm trades/day. It currently handles about 3mm trades/day. What would be the expected impact on Army’s daily volume as the result of a merger? What are factors limiting the ability of its system to expand beyond the 10mm-trade level? How difficult and costly would be increasing capacity beyond the current maximum?

Why did Army’s depreciation decline and compensation growth flatten in 2004?

Will our contemplated “fast” system compete directly with Army’s? What will be the advantages/disadvantages of our planned system vs. theirs? What would be the pros/cons of investing in Army as opposed to investing the same amount (if required) in our own fast system?

Army states that the new eligibility criteria for the Nasdaq-100 index (banning companies that dual-list on an exchange other than Nasdaq) could negatively affect its ability to attract new listings. How significant is that development?

If we acquire Army, will we have to link its system to our floor system? If so, how expensive and consumptive of our IT resources will that be?

Lastly, Army’s 10(K) repeatedly criticizes of our specialist-based market-making. How they and we will explain those statements in light of our intention to continue with our core system while also adding a “fast” system.

4/19/05

Army-Navy

1.	Army derives about 90% of its revenues from transactions. We have agreed that transactions are the least attractive element of the equity market-making business because net prices are declining; barriers to entry for new ECNs appear low; etc. Yet we will be increasing our exposure to that segment, and doing so in what seems to be the most price-competitive arena (OTC) in the US equity markets.

Furthermore, many of our members who support our going public may be hoping to reduce their exposure to market-making by liquidating their investment once that becomes possible. Have we considered how will they react to our increasing their exposure to market-making in the interim?

2.	What alternative opportunities do we have to invest in the more attractive areas of market-making, like data/information services?

3.	Eight of Army’s top 10 customers by revenues in 2004 were stockholders. What percentage of Army’s revenues did they provide, and what has been the trend in that percentage? How much of Army’s revenue growth was fueled by those stockholders and how much by independent institutions? Does the contemplated merger agreement permit Army’s investors to transfer their trading to other market-makers and to create another ECN to compete with Army?

4.	Nasdaq-Instinet combination will have twice the market share of Army. Is that a sustainable position for Army? Do we see how we could reasonably expect to move Army to the leading position in the market and what the economics of a winning model would be?

5.	Army business and its $1 billion valuation appear heavily dependent on a few key managers, a few IT experts and a few key customers. How significant are those risks, and how might we mitigate them?

6.	Army’s trading algorithm has been matching a growing percentage of trading internally (currently about 87% and forecasted to continue rising). Could we conduct statistical simulations to determine what portion of trading by a company with a 25% market share would be expected to cross internally? To mitigate potential reputational risk, we should understand whether the Army trading model seems to be living up to its promise of delivering the best price at all times.

7.	Can we estimate the costs of upgrading Army’s IT to acceptable standards?

8.	By almost simultaneously changing our legal structure, shifting to public ownership, making a substantial acquisition of a company with a far different business model, implementing the hybrid market, mounting a major public relations campaign, combining management teams in two cities, consolidating support staffs, placating the NYSE Floor that will “hate” this idea, and streamlining our IT infrastructure, we will be taking on an extraordinary amount of implementation risk. We need to know much more about management’s plan to accomplish these challenges.

9.	The forecasts for Army’s and Navy’s revenues and profits are highly optimistic, yet the visibility of future trends is especially murky right now given declining prices for execution and low lease values, impending introduction of NMS (which Army says could be unfavorable to its business), the new eligibility criteria for trading the Nasdaq-100 index, the uncertain impact of Nasdaq’s merger with Instinet and our roll-out of the hybrid model. We need to see a sensitivity analysis of alternative scenarios.

10.	We all seem to agree that we need to broaden our product line and to take Navy public in order to have a currency for making acquisitions. Have we looked closely enough at an alternative approach to achieving those goals, for instance by proceeding in a deliberate way to change our structure and create our own ECN? How much time and money would it take to build an ECN (perhaps outsourcing the software development as others have done) if we decided to move as rapidly as possible? How would that plan compare to the amount we’ll have to invest in Army and the time required to close that deal? Do we think we could attract substantial order flow in a reasonable period of time? Compared with investing $1 billion in Army, could we afford to build the ECN and compete extremely aggressively on price in the OTC market as part of our offensive/defensive strategy?

11.	We also need to see the details of any preliminary agreements between Army and Navy, including the roles and responsibilities of managers, composition of the combined board, retention awards and expected compensation, severance agreements, etc.

12.	We haven’t yet decided on the legal structure of the new holding company, and especially whether it will be a not-for-profit or a for-profit. This is an important issue that could have major ramifications for our public relations and our ability to retain all or part of our regulatory functions. I don’t see how we’ll be able to decide that matter with some confidence in the next day or so, but I think we have to decide on the desired legal structure and get Army’s agreement on that before we move toward a merger.

HIGHLY CONFIDENTIAL

4/18/2005

Financial Q & A For Navy Board of Directors

Stand-alone projections for Navy:

What’s 3-year plan to increase revenues? Why does market-data revenue fall?

•	Non-Interest Revenues grow 5% between 2005 and 2007 or 7% from 2005 to 2006 and 3% between 2006 and 2007. The three key drivers of the change are:

1)	Inclusion of Trading Right Lease Fees of $25 million

2)	Higher Regulatory Revenues reflecting anticipated changes at the completion of the Revenue Review (already in progress)

3)	An increase in facility and equipment revenue of almost $17 million, which reflects a 25% closure of the $70 million gap between the cost of floor operations and the revenue Navy receives for those services. While there is a sensitivity to the economics on the floor, management agrees that if not from this source, there are other opportunities for expense recovery (e.g. the OCS system, upside on the listings business, Navy’s own market data products, and new businesses which are not a part of the proposed plan)

•	Transaction Revenues increase by 20% between 2005 and 2006 (from $162.1 to $194.7) and 7% between 2006 and 2007 (to $209). Key Market Assumptions include:

•	Navy Listed Market Volume growth of 10% in 2005 and 2007 and 25% in 2006 – reflecting introduction of the hybrid market.

•	New pricing which permits growth of Transaction Revenue with volume.

•	Flat $0.02 per 100 net effective pricing (assuming $750,000 dollar monthly cap)

•	Flat share of trades for ETFs (or 2.9% of Amex Volume)

•	Listing Fees increase from $319 to $327 million or 2.6% between 2005 and 2006; and to $342 million, or 4.6%, between 2006 and 2007.

•	The new listings pricing structure goes into effect in mid-2005; with a 2% escalation on all fees in 2007

•	Approximately $35 million of other listing fees are assumed to grow moderately

•	Includes net new listings of 75 in 2006 and 75 in 2007 (up from 50 in 2005B and 51 in 2004)

•	Market Data Fees

•	Listed and Nasdaq tape revenue grows at 50% of market volume growth

•	Total pool of Amex tape revenue is assumed to be flat in 2006 and 2007

•	Navy’s own products represent $23 million in 2005 and grow by 20% per year in 2006 and 2007. Historic growth has been 30% plus in prior years

•	Floor and Membership Fees grow from $55 million in 2005 to $72 million in 2006; staying roughly flat thereafter. As noted, this represents the closing of the Gap between services provided and revenue received for those services

HIGHLY CONFIDENTIAL

4/18/2005

Financial Q & A For Navy Board of Directors

•	Regulation

•	Fines stay flat at $13 million per year (in line with 2005B)

•	Other Regulation revenue grows 10% in 2006 and 2007 resulting in total Regulation revenue of $138 million in 2006 and $152 million in 2007

•	This is consistent with an identified $33 million gap between cost of services and revenue received for regulatory services

•	The NASD (excluding its stake in Nasdaq and fine income) saw its revenues increase 5% from $450mm in 2002 to $472mm in 2003 and is expected to have a strong year again in 2004, while total Navy Regulation revenues have been roughly flat (1.5% compound growth rate from 2002 – 2005B)

•	Data Processing Fees fall from $200 to $167, or 16%, between 2005 and 2006 and from 167 to 145 million, or 13% between 2006 and 2007. These fees represent revenue from non-Navy customers of SIAC

•	Reflects reduced usage by NSCC (to almost zero in 2007) and AMEX (down 23% in 2006 and another 17% in 2007)

•	Includes their benefit from SIAC efficiencies, which are estimated at $12, $34 and $24 million in 2005, 2006, and 2007

•	Navy receives $8, $25, and $18 million during those same years.

What is the market forecast that underlies the growth projections?

•	Navy’s business is dependent on market volumes – versus explicit direction in the market. Volume and trading activity is also bolstered by increased volatility (which has been at historic lows in the last 18 months). Nonetheless, a “down market” would have an impact on new issues. In our model, if the net new listings fell by 50% in 2006, Navy would lose less than $5 million in revenue. If we adopt an amortization schedule for the originals, the impact would be less.

Why are most expense categories expected to decline?

•	Navy is focused on improving its efficiency.

•	The goal of $50 million reduction in run rate expenses has yielded $16 million YTD 2005

•	We operate at a 2% efficiency ratio versus 20%+ at competing Exchanges

•	Expenses are estimated to fall $89 million, or 9% from 2005 to 2006, and $42 million or 5% from 2006 to 2007. Of that amount, the following represent key drivers:

•

10% reduction in operating headcount at EOY 2005 (or 174 from a budgeted year-end 2005 number of 1741 versus current headcount of 1572). This represents $36 million or (40%) of the $89 million or 4% of our total projected 2006 expenses ($933 million). Our 1Q05 run rate of compensation and benefits is $284 million – versus a 2006 projection of $278 million. Our 1Q05 run rate for G&A is $46 million – versus a 2006

HIGHLY CONFIDENTIAL

4/18/2005

Financial Q & A For Navy Board of Directors

projection of $44 million on an operating basis. Even holding headcount flat, this implies, versus current run rates, we would need to reduce benefits by $6 million and G&A by $2 million

•	10% reduction in operating professional services in 2006 and 2007. In 2003, Professional services equaled $47 million and grew to $70 million in 2004 and 2005B. Legal is assumed to stay between $11 and $13 million in 2006 and 2007 (as it was $12.4 million in 2003). While SOX will increase costs, the completion of hybrid serves as a point to eliminate some consulting services expense. In addition, Regulation is investing materially in 2005 to position itself for the future

•	SIAC has agreed to improved efficiencies of 15% of its 2005 budgeted expenses (excluding the incremental depreciation) – or $69 million. This will be phased in over 3 years with 17% or $12 million in year one; 49% or $34 million in year two; and the remaining 34% or $23.5 million in year three. Because Navy is a large user (69%, 74%, and 78% in 2005, 2006, and 2007, respectively) the majority of the efficiency pan accrues to Navy

•	Some expense categories actually grow – depreciation increases 5% in 2006 and 2.5% in 2007 as CapEx increases to $66 million in 2005 (due to hybrid and the generator); and marketing increases 20% in 2006 to support hybrid

What is the plan for decreasing SIAC costs by $73mm [Actual number $69mm]?

•	SIAC has committed to expense reductions of $69mm over 3 years and is working on a detailed plan to get there. In terms of usage, we assume Navy usage stays flat – it is just the cost of those services that fall as SIAC gets more efficient (see discussion above).

Is a 176% growth rate in operating income realistic?

•	This shows the leverage in the model – modest revenue and expense changes have a measurable impact on pretax earnings. On the revenue side, we are seeking to grow with volumes. On the expense side, we are seeking modest cost reductions – especially relative to our current operating run rates

•	The standalone model suggests growth in operating income of 408% and 37% in 2006 and 2007. On an operating basis, income grows, 475% and 40% in 2006 and 2007, respectively

•	On a consolidated basis, revenues grow 4.9% and expenses decline 6.6% compounded

•	On an operating basis,

•	Operating Revenue increases 12% 05-06 and 6% 06-07 (or 9.1% compounded)

•	Operating Expenses decline 6% 05-06 and 3% 06-07 (or negative 4.4% compounded)

HIGHLY CONFIDENTIAL

4/18/2005

Financial Q & A For Navy Board of Directors

•	The 2006 Operating Expense is estimated at $782 million. Using the 1Q05 run rate implies full year expense of $786 million (even without SIAC at higher levels of cost). Thus, we could just seek to hold costs flat

Why is Navy’s growth rate in operating income so much higher than Army’s?

•	Army is already the most efficient model in the US cash equities space (21% operating margin versus 2.0% at Navy and 1.7% at Nasdaq)

•	Roughly 90% of revenues are derived from the transaction business – which is under pricing pressure and expected to grow at 10%. As a note, each 100 basis point reduction in OTC share is estimated to “cost” $6 million in pretax earnings

Do the stand-alone projections include the revenues and costs from building and operating the “hybrid model”?

•	Hybrid is viewed as a reallocation of resources within our technology and professional services budget. It has yet to be determined if our overall needs will decrease once hybrid is rolled-out. That is part of the reason why we hold Navy usage at SIAC constant

HIGHLY CONFIDENTIAL

4/18/2005

Financial Q & A For Navy Board of Directors

Stand-alone projections for Army:

What accounted for the big jump in Army’s earnings in ’04 (any unsustainable “window dressing”?)

•	Reduction in Brokerage and Clearing Fees due to the establishment of full year Exchange status (received in 2003). BC&E fell $25 million or 41% even as Execution revenue grew by $56 million or 13%. On an effective rate basis, Army saw its clearing fees fall from approximately $0.18 per 100 to $0.12 per 100 or 32%;

•	Share of trading in OTC increased from 24.6% to 25.3%; Share of AMEX increased from 12% to 23%;

•	Market volume increased 7% in OTC stocks and 20% AMEX stocks;

•	Army’s internal match rate increased from 80.6% to 86.6% — Higher match rates result in higher net revenue per share handled;

•	In 2004, they completed the following:

•	Transition to self clearing for broker dealer customers

•	First full year as an Exchange (lower clearing fees)

•	Significant gains in market data revenue due to higher share of AMEX trading volume (and correspondingly, share of trades)

Why does earnings growth slow in ’05 and then accelerate again in subsequent years?

•	In 2005, Army was subject to a higher effective rate (41% versus less than 10% in 2004) due to their conversion from a limited liability company to a corporation in 2004 on their IPO. This change in tax rate accounted for $26 million of the delta between 2004 and 2005

•	Share of Volume:

•	We assume only 24.5% of Nasdaq share of volume in 2005 versus 25.3% in 2004. Change in the QQQQ listing and the increase of trading in Sub Penny stocks (which Army does not currently trade) impacted Army’s ability to grow share of volume in OTC trading in late 2004 and is carrying through to 2005;

•	Army will begin trading sub-penny with the new NMS rules. In addition, it is anticipated they will benefit from an INET merger. These two items, combined, are believed to drive modest recovery in share of volume growth to 26% in 2006 and 27.5% in 2007 (and serve to offset potential loss of share from the sale of Wave in 2006);

•	Growth in OTC market volume is assumed to be steady at 10% per year in 2006 and 2007

•	Increase in share of Navy-listed volume from 1.8% to 4.2% in 2005 and then 7.1% in 2006; simultaneously, Navy market volume overall is assumed to grow by 25% in 2006, versus just 10% in 2005

HIGHLY CONFIDENTIAL

4/18/2005

Financial Q & A For Navy Board of Directors

What are the assumptions for market conditions and share of volumes that underlie the revenue projections?

•	Market volume, tape revenue pools and growth assumptions for Army are the same as those for Navy as discussed above

What are the expected sources of growth in share of volume and revenues (e.g., products, clients, competitors, geographic regions, market conditions)?

•	The inclusion of the PCX contributes approximately $8mm in Army pre-tax in 2006 and $23mm in 2007. PCX-related transaction revenues are estimated to be $40mm in 2006 and $50mm in 2007 driven by an increase in PCX share of volume from 10% in 2005 to 11.5% in 2006 and 13% in 2007, and an all-in revenue per contract of approximately $0.25 in both years

•	These rates compare to execution costs of $0.18 at the ISE and $0.20 at BOX; however, ISE and BOX also charge membership and connectivity fees, which PCX is planning to virtually eliminate. Army management’s analysis suggests that all in costs of trading will be very competitive

•	Share of trading is expected to pick up due to the consolidation of trading onto the Army platform which is scheduled to occur in Q2 2006

•	Higher Army match rates in 2006 and 2007 also drive higher revenues and lower costs of revenues. Match rates are expected to increase to 88% in 2005 and 2006 and 89% in 2007. As historical reference, the overall match rate has increased from 66% in 2002 to 81% in 2003 (following its merger with REDIBook) to 87% in 2004

How much of Army’s stand-alone growth is forecasted to come from inroads vs. Navy?

•	The models assume that in the absence of a merger, Navy’s standalone share of volume declines to 75% in 2007 versus standalone Army share of volume in Navy-listed trading increases to 9%. These figures compare to approximately 80% for Navy and approximately 2.5% for Army today. Thus, there is an assumption that with the introduction of hybrid and the implementation of the SEC’s fast/slow guidelines in Regulation NMS, there will be some share of trading leakage from Navy to Army in the absence of a deal

Why will expenses for clearance, brokerage and exchange decline so sharply in the absence of a merger?

•	The sharp decline in Army’s clearance, brokerage and exchange fees in 2006 from 2005 is the result of the sale of the WAVE broker dealer. WAVE caters to institutional clients and provides soft dollar services; these soft-dollar-related costs are included in the clearing, brokerage and exchange fees in 2005 but are absent in the 2006 and 2007 Army standalone, as the model assumes WAVE is sold

HIGHLY CONFIDENTIAL

4/18/2005

Financial Q & A For Navy Board of Directors

Why did Army’s depreciation decline, and compensation growth flatten in 2004?

•	Compensation: Compensation growth declined as hiring leveled off in 2004 as the company became more mature. In addition, in its 2003 deal with REDIBook, Army acquired additional revenue, however, there were no employee additions due to the fact that REDIBook had no employees

•	Depreciation: According to Army’s 2004 10K MD&A, depreciation declined due to accelerated depreciation Army recognized starting in June 2003 in relation to the retirement of their original trading platform (the original ECN) in March 2004 and the transition to the GlobeNet platform. This depreciation acceleration was partially offset by increased depreciation recognized in connection with capital expenditures made during 2004

Is it realistic to expect net earnings to grow 42% p.a. in such a competitive market?

What’s the relative vulnerability of Army’s revenue growth vs. Navy’s?

•	I might suggest the relative vulnerability is Army’s lack of diversification across revenue streams. As noted, more than 90% of their revenue is derived from transaction-based revenues. With the addition of PCX, this does reduce the dependency on pure cash equities, however, Army management recognizes the value of a constant listing stream. Listings growth is a primary objective in their standalone plan and the rationale for an increase in marketing spend of $8mm in 2005 to $28mm (a 40% increase)

HIGHLY CONFIDENTIAL

4/18/2005

Financial Q & A For Navy Board of Directors

Consolidated projections:

Depict the impact of the consolidation on share of volume, revenues and expenses

Show:

•	the purchase price for Army,

•	The proforma Net Income of $194 million is a $13 million decrease from the standalone plus standalone combination. Included in this change is the following:

•	Revenues:

•	A reduction in transaction fees and market data revenue to account for the overall reduction in pro forma share of volume of 80% versus a stand-alone combined of more than 80% in 2006 and 2007;

•	A reduction in interest revenue due to cash adjustments in the pro forma entity – most significantly, the $400mm payout to Navy members;

•	Modest increases in transaction fees from a higher match rate for Navy-listed stocks on the Army platform

•	Expenses

•	The proposed deal synergies of $37mm in 2006 ($18mm in headcount, $5mm in marketing, $3.3mm in G&A, $7.5 in technology and $3mm in occupancy and depreciation) are offset by additional amortization of approximately $26mm per year as a result of excess purchase price of $855mm over Army’s book value at year end 2005. 15% of this excess is estimated to be identifiable intangibles amortized over 5 years

•	the relative P/Es of Army and Navy and the impact on Navy’s pro forma EPS

•	Lazard to discuss

•	At a pro forma net income of approximately $195mm, and a multiple of 20x, the implied total value of the combined entity is $3.9bn, yielding an implied valuation of Army at 30% of $1.2bn or 18x 2006E standalone earnings and an implied valuation of Navy at 70% of $2.7bn or 19x 2006E standalone earnings

•	the balance sheets and cash flows of Army/Navy and the combined entity

•	Balance sheet information is included in the Board presentation

•	the NPV and IRR of the acquisition to Navy’s owners

•	Not clear how to create an IRR calculation without it being an all cash deal. We did calculate a back of the envelope DCF valuation which valued Navy near $2.5bn based on EBITDA estimates and projected capex. This compares to 70% of $3.9bn (20x projected pro forma 2006E earnings of $195) or $2.7bn, implying upside for shareholders.

HIGHLY CONFIDENTIAL

4/18/2005

Financial Q & A For Navy Board of Directors

Include sensitivity of the forecasts to various market conditions and trends in share and pricing.

•	See last page of this document for sensitivity tables on major pro forma assumptions

Is it realistic to expect the ratio of comp/net income to decline so markedly?

•	On an operating, standalone basis Navy’s Comp to net revenue ratio goes from 33% to 28% to 26%. SIAC increases that number slightly. The comp ratio falls due to the efficiencies from headcount reductions – both within Navy and on a combined basis

What are the projected expenses for “locking up” managers and employees? How much stock will be granted to management?

•	To be determined and not currently included in the projections

HIGHLY CONFIDENTIAL

4/18/2005

Financial Q & A For Navy Board of Directors

Sensitivity of 2006 Pro Forma Estimated Net Income

	Sensitivity to Pro Forma Navy Market Share of = 80%
	70%	72.5%	75.0%	77.5%	80.0%
$194.7	$169.9	$176.1	$182.3	$188.5	$194.7
% Impact	-13%	-10%	-6%	-3%	0%

	Sensitivity to Growth in ’06 Navy Market Volume of = 25%
	5%	10%	15%	20%	25%
$194.7	$159.0	$167.9	$176.9	$185.8	$194.7
% Impact	-18%	-14%	-9%	-5%	0%

Downside Sensitivity Both to 2006 Navy Total Market Growth and Pro Forma Market Share

		Growth in Overall Navy Market Volume in 2006
		5%	10%	15%	20%	25%
	70.0%	$137.4	$145.5	$153.7	$161.8	$169.9
Pro Forma	72.5%	$142.8	$151.1	$159.5	$167.8	$176.1
Market	75.0%	$148.2	$156.7	$165.3	$173.8	$182.3
Share	77.5%	$153.6	$162.3	$171.1	$179.8	$188.5
	80.0%	$159.0	$167.9	$176.9	$185.8	$194.7

Pro Forma Sensitivity to Headcount Reductions

	Sensitivity to Headcount Cuts				216
	116	141	166	191	216
$194.7	$190.2	$191.3	$192.4	$193.6	$194.7
% Impact	-2%	-2%	-1%	-1%	0%

HIGHLY CONFIDENTIAL

4/18/2005

Financial Q & A For Navy Board of Directors

Other Considerations – Questions to be addressed by JAT:

Does Navy have the management capability and depth to handle the merger?

Have we considered the extent to which the merger might distract Navy’s management from implementing its operating plan and shoring up its core business—including rationalizing SIAC, improving controls (e.g., 404), strengthening its business continuity, introducing the hybrid model onto the Floor, etc.?

If Navy were to implement the hybrid model successfully as a stand-alone entity, would it be able to capture substantial share from Army and other ECNs without the need for this merger? (We should see a comparison between the expected results of a stand-alone strategy and a merger strategy.)

How will the combined company cope with the substantial challenges of operating from Chicago and New York while trying to integrate strategy, management, technology, marketing, cost control, compliance, etc.?

Can we successfully implement fundamental changes in Navy’s legal structure and trading model (with all the political, regulatory, technological and marketing challenges those entail) while also consummating a major acquisition?

The new management team of Navy is excellent, but not yet deep. Adding some senior leadership from Army might help, but will be another challenge in itself.

What will be the new management structure and the roles of key individuals?

To what extent will we try to merge the cultures, technologies, marketing, compliance, administrative functions, etc., and in what time frame? What is our plan for achieving the required mutual respect, communication, common values, etc?

The proposed merger could produce significant strategic benefits and may not be available later, but given everything else that we are trying to do, is this the right time to take on such a challenge?